Report of Management

We, as members of management of CRIIMI MAE Services Limited Partnership and

Subsidiaries (the Partnership), are responsible for complying with the minimum servicing standards as set forth in the Mortgage Bankers Association of America's Uniform Single

Attestation Program for Mortgage Bankers (USAP) (except, for commercial loan and multifamily loan servicing, minimum servicing standards V.4. and V1.1., which the

Mortgage Bankers Association of America has interpreted as inapplicable to such servicing). We are also responsible for establishing and maintaining effective internal control over compliance with these standards. We have performed an evaluation of the

Partnership's compliance with the minimum servicing standards as set forth in the USAP as of December 31, 2003 and for the year then ended. Based on this evaluation, we assert that during the year ended December 31, 2003, the Partnership complied, in all material respects, with the minimum servicing standards set forth in the USAP.

As of and for the year ended December 31, 2003, the Partnership had in effect a fidelity bond policy and the aggregate amount of $10 million and an errors and omissions policy in the aggregate amount of $20 million.

Barry Balttman

Barry Blattman

Chairman of the Board

Chief Executive Officer

Cynthia O. Azzara

Cynthia O. Azzara

Executive Vice President

Chief Financial Officer

Stephen Adelman

Stephen Abelman

Executive Vice President

Asset Management

Eugene J. Bredow

Eugene J. Bredow

Vice President

Corporate Controller

February 20, 2004